

Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

October 21, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 21, 2025, The Nasdaq Stock Market (the "Exchange") received from Calisa Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share and one right

Ordinary shares, par value $0.0001 per share

Rights, each entitling the holder thereof to receive one-tenth of one ordinary share upon the completion of an initial business combination

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi